UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of January, 2006
Commission File Number: 0-20055
Consolidated Envirowaste Industries Inc.
(Translation of registrant’s name into English)
27715 Huntingdon Road, Abbotsford, B.C., Canada V4X 1B6
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
FORM 20-F ☑              FORM 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
YES ☑ NO ☐
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-1399.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Date February 3, 2006	By	(Registrant) “Douglas R. Halward”

(Signature)

Douglas R. Halward, President

(Name and Title of the Signing Officer)

The following attached documents are filed under this Form 6-K:

EXHIBIT A:	News release dated January 30, 2006

EXHIBIT B:	Audited financial statements for the fiscal year ended September 30, 2005

EXHIBIT C:	Management Discussion and Analysis

EXHIBIT A

27715 HUNTINGDON ROAD, ABBOTSFORD, BC V4X 1B6
TELEPHONE: 604-856-6836 FACSIMILE: 604-856-5644
NEWS RELEASE
Consolidated Envirowaste Reports 2005 Annual Results
Abbotsford, British Columbia — January 30, 2006
Consolidated Envirowaste Industries Inc. (TSX Venture Exchange-CWD-V) announced today its results for year ended September 30, 2005. A complete copy of the Company’s report for the year is available at www.sedar.com. Excerpts from the annual audited financial statements are as follows:

September 30	2005	2004
Total Revenues	$29,051,027	$24,491,757

Net income from continuing operations	$904,372	$1,010,030
Earnings per share-basic	$0.09	$0.10
Earnings per share-diluted	$0.09	$0.10

Net income for the year	$928,371	$828,692

Earnings per share-basic	$0.09	$0.08
Earnings per share-diluted	$0.09	$0.08

Weighted average number of common shares outstanding-basic	10,335,083	10,176,801
Weighted average number of common shares outstanding-diluted	10,481,715	10,213,676
Consolidated Envirowaste Industries Inc. recorded a 12% increase in net income to $928,371 or $0.09 per share ($0.09 per share diluted) for 2005, compared to $828,692 or $0.08 per share ($0.08 per share diluted) for 2004. Strong performance from the Florida unit and the shutdown of the Georgia operation contributed to the Company’s improved results in 2005.
Strong private sector demand, storm generated revenue earlier in the year, and continued revenue growth in the Company’s Florida subsidiary increased overall revenues for the year ended September 30, 2005 by 19% to $29.1 million from $24.5 million for fiscal 2004 in spite of the continued strengthening of the Canadian dollar. The revenue increase was offset by higher operating costs caused by rising fuel prices incorporated into manufacturing overheads and transportation costs in cost of sales. The loss of margin resulted in a slight decline in operating income from continuing operations before other income of $22,000 to $1,686,650 in 2005 compared to $1,708,687 for 2004. Lower gains on asset dispositions and higher income taxes for fiscal 2005 resulting from larger loss carry forwards available for use by our US segment in 2004 contributed to lower net income after income taxes from continuing operations of $904,372 or $0.09 per share ($0.09 per share diluted) compared to $1,010,030 or $0.10 per share ($0.10 per share diluted) for the year ended September 30, 2004.
The Company recorded net income after income taxes of $23,999 from its discontinued Georgia operations for the year ended September 30, 2005 (which ceased operations in mid 2005) compared to an after tax loss of $181,338 for fiscal 2004 and brings this matter to a close.

The Company continued to generate strong cash flows from operations after changes in working capital of $2.9 million (2004: $4.4 million) and reduced long-term portions of long-term debt and loans payable during 2005 by $1.2 million. The Company spent approximately $2.9 million (2004: $4 million) net of proceeds on the acquisition of property, plant and equipment—primarily in its Florida operations—and in doing so, increased both the current and long-term portions of obligations under capital leases as a preferred method of financing over last year’s levels. Operating results and debt reduction continued to improve the Company’s balance sheet.
The Company will continue to operate in an economic environment which includes high fuel prices and resulting inflationary pressure on operating costs, as well as a Canadian dollar that is maintaining strength against its US counterpart. The Company intends to negotiate more favourable pricing for its products and services where possible to preserve margins during the coming year.
The Company’s Florida subsidiary will benefit from storm related activities in much the same manner as it did in the first quarter of 2005 and expects to continue to gain market share in Florida’s current robust private sector. 2006 will be free of the windup and losses resulting from the closure of Georgia allowing the US segment to completely focus on the more substantial Florida operation. During the first quarter of 2006, the Florida unit has entered into three new five year capital lease financings to upgrade its equipment fleet totaling approximately US$1.5 million (Cdn$1.7 million), and, as part of these transactions, repaid an existing US$ 355,000 (Cdn$412,000) capital lease obligation.
The Company concluded an agreement in the first quarter of 2006 with one of its customers for a long-term supply agreement through its Red River Soils division which will begin to rebuild sales volume and utilize more capacity in its Canadian operations. Weather patterns and competitive pressures will also be important factors in operating levels and results in 2006. The Company intends to continue to optimize operations and identify and realize on new growth opportunities.
Consolidated Envirowaste Industries Inc. is a leading processor of wood and other organic wastes in Western Canada and Florida. The Company markets and supplies biomass boiler fuel for electric generation facilities, charcoal manufacturers and pulp and paper mills in the U.S., bulk landscaping products in both of these regions, and packaged soil products to major Western Canadian retailers.
Forward Looking Statements This report contains statements that are forward looking in nature. Such statements involve known and unknown risks and uncertainties that may cause the actual results of the Company to be materially different from those expressed or implied by those forward looking statements. Such risks include, among others: general economic and business conditions, weather factors, competition and product selling prices, raw material and operating costs, and changes in foreign currency exchange rates.
Consolidated Envirowaste Industries Inc.
     “Per James E. Darby”
James E. Darby
Chairman and Chief Executive Officer
The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

EXHIBIT B
Consolidated Financial Statements
Consolidated Envirowaste Industries Inc.
(Expressed in Canadian Dollars)
September 30, 2005 and 2004

AUDITORS’ REPORT
To the Shareholders of
Consolidated Envirowaste Industries Inc.
We have audited the consolidated balance sheet of Consolidated Envirowaste Industries Inc. as at September 30, 2005 and the consolidated statements of income and deficit and cash flows for the year then ended. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.
We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at September 30, 2005 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.
The consolidated financial statements as at September 30, 2004 were audited by other auditors who expressed an opinion without reservation on those statements in their report dated November 12, 2004.

Vancouver, Canada, November 23, 2005 (except as to note 18, which is as of January 19, 2006).	Chartered Accountants

Consolidated Envirowaste Industries Inc.
CONSOLIDATED BALANCE SHEETS
As at September 30
(Expressed in Canadian Dollars)

	2005	2004
	$	$

ASSETS [note 9]
Current
Cash and cash equivalents	1,760,804	2,843,341
Accounts receivable [note 6]	3,557,706	4,027,593
Inventories [notes 2 and 6]	931,962	759,242
Refundable income taxes	124,942	70,863
Future income tax asset [note 15]	75,462	219,222
Prepaid expenses and deposits	430,187	283,207

Total current assets	6,881,063	8,203,468
Property, plant and equipment [notes 3 and 6]	10,078,661	9,509,709
Assets under capital leases [note 4]	3,309,961	2,896,260
Future income tax asset [note 15]	6,860	—
Other assets [note 5]	30,017	33,191

Total assets	20,306,562	20,642,628

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Demand loans [note 6]	380,000	430,000
Accounts payable and accrued liabilities [note 11]	2,503,649	2,336,451
Deferred revenue	501,229	780,421
Principal of long-term debt due within one year [note 7]	1,636368	1,553,047
Principal of capital lease obligations due within one year [note 8]	817,614	699,392
Principal of loans payable due within one year [note 9]	198,389	173,939

Total current liabilities	6,037,249	5,973,250
Long-term debt [note 7]	1,335,043	2,285,451
Obligations under capital leases [note 8]	2,160,836	1,961,734
Loans payable [note 9]	2,049,436	2,324,734
Future income taxes payable [note 15]	567,073	697,905

Total liabilities	12,149,637	13,243,074

Commitments [note 13]
Contingent liabilities [note 14]

Shareholders’ equity
Share capital [note 10]	15,488,238	15,456,513
Contributed surplus	14,990	4,675
Unrealized foreign exchange gain	13,586	226,626
Deficit	(7,359,889)	(8,288,260)

Total shareholders’ equity	8,156,925	7,399,554

Total liabilities and shareholders’ equity	20,306,562	20,642,628

See accompanying notes
On behalf of the Board

“James E. Darby” Director	“Douglas R. Halward” Director

Consolidated Envirowaste Industries Inc.
CONSOLIDATED STATEMENTS OF INCOME AND DEFICIT
Years ended September 30
(Expressed in Canadian Dollars)

	2005	2004
	$	$

Revenue
Bulk	1,846,740	1,655,772
Packaged products	1,887,257	1,961,196
Tipping and processing fees	25,317,030	20,874,789

	29,051,027	24,491,757
Cost of sales	21,126,034	16,789,454

Gross margin	7,924,993	7,702,303

Selling and administrative expenses	5,681,817	5,430,756
Interest expense on long-term debt	556,526	562,860

	1,686,650	1,708,687
Other income
Interest and sundry	21,235	46,974
Gain on disposal of property, plant and equipment	239,106	274,465

Income before income tax provision	1,946,991	2,030,126
Income tax provision [note 15]	1,042,619	1,020,096

Income from continuing operations	904,372	1,010,030

Discontinued operations [note 16]
Income (loss) before income taxes	35,603	(290,742)
Income taxes (expense) recovery	(11,604)	109,404

Net gain (loss) from discontinued operations	23,999	(181,338)

Net income for the year	928,371	828,692

Deficit, beginning of year	(8,288,260)	(9,116,952)

Deficit, end of year	(7,359,889)	(8,288,260)

Earnings per share for the year
Basic	0.09	0.08
Diluted	0.09	0.08

Weighted average number of common shares outstanding
Basic	10,335,083	10,176,801
Diluted	10,481,715	10,213,676

See accompanying notes

Consolidated Envirowaste Industries Inc.
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended September 30
(Expressed in Canadian Dollars)

	2005	2004
	$	$

OPERATING ACTIVITIES
Net income for the year	928,371	828,692
Income (loss) from discontinued operations, net of income taxes	(23,999)	181,338

Income from continuing operations	904,372	1,010,030
Items not involving cash:
Amortization	2,160,593	2,519,815
Gain on disposal of property, plant and equipment	(105,991)	(274,465)
Gain on disposal of assets under capital leases	(133,115)	—
Stock-based compensation	10,315	4,675
Unrealized foreign exchange gain (loss)	(213,496)	(300,555)
Issuance of shares for non-cash consideration	—	75,000
Future income taxes	6,068	727,051

	2,628,746	3,761,551
Change in non-cash working capital:
Accounts receivable	337,033	(1,488,028)
Inventories	(172,720)	177,512
Refundable income taxes	(54,079)	(6,523)
Prepaid expenses and deposits	(155,557)	51,397
Accounts payable and accrued liabilities	233,046	597,706
Deferred revenue	(96,788)	485,780
Current portion of long-term debt	83,321	480,280
Current portion of capital lease obligations	118,222	199,022
Current portions of loans payable	24,450	173,939

Cash provided by operating activities	2,945,674	4,432,636

FINANCING ACTIVITIES
Increase (decrease) in demand loans	(50,000)	170,000
Increase (decrease) in long-term debt, net	(950,408)	192,351
Increase in obligations under capital leases, net	199,102	394,994
Decrease in loans payable	(275,298)	(51,136)
Issuance of share capital	31,725	58,431

Cash provided by (used in) financing activities	(1,044,879)	764,640

INVESTING ACTIVITIES
Divestiture of discontinued operations	(76,304)	89,842
Acquisition of property, plant and equipment	(2,297,142)	(3,087,734)
Proceeds from the sale of property, plant and equipment	496,129	286,276
Acquisition of assets under capital leases	(1,531,822)	(1,223,695)
Proceeds from the sale of assets under capital leases	425,807	—

Cash used in Investing activities	(2,983332)	(3,935,311)

Increase (decrease) in cash and cash equivalents	(1,082,537)	1,261,965
Cash and cash equivalents, beginning of year	2,843341	1,581,376

Cash and cash equivalents, end of year	1,760,804	2,843,341

Supplementary information
Interest paid in cash	453,762	576,488
Income taxes paid in cash	1,036,128	315,338

See accompanying notes

Consolidated Envirowaste Industries Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2005 and 2004	(Expressed in Canadian Dollars)
1. SIGNIFICANT ACCOUNTING POLICIES
Basis of presentation
The Company follows Canadian generally accepted accounting principles in the preparation of these consolidated financial statements. All dollar amounts are reported in Canadian funds.
Basis of consolidation
These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, The Answer Garden Products Ltd., and its 72.74% owned subsidiary BioWaste Industries Limited, Envirowaste International Inc. (“Ell”), a U.S. company, and its U.S subsidiaries, Consolidated Resource Recovery Inc. — Florida operations (“CRRI”), a Delaware corporation, and Consolidated Resource Recovery Inc. — Georgia operations (“Greencycle”), a Georgia corporation.
Use of estimates
The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results may differ from those estimates.
Cash equivalents
Cash equivalents consist of highly liquid investments which are readily convertible into cash with maturities of three months or less when purchased. As at September 30, 2005, cash equivalents consist of $nil [2004 — $nil].
Inventories
Inventories of raw materials are valued at the lower of cost on a first-in-first-out basis and market value. Inventories of work-in-process and finished goods are valued at the lower of weighted average cost and market value.

Consolidated Envirowaste Industries Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2005 and 2004	(Expressed in Canadian Dollars)
1. SIGNIFICANT ACCOUNTING POLICIES (cont’d.)
Property, plant and equipment
Property, plant and equipment are recorded at cost. Amortization is charged to income in amounts sufficient to allocate the costs over their estimated useful lives on a straight-line basis using the following annual rates pro-rated from initial utilization:

Plant	4%, 5%, 14%, 20%, and 33%
Property improvements	6.7% and 8%
Equipment	10%, 20%, 33%, and 50%
Office equipment	20% and 33%
Leasehold improvements	20% and 33%
Computer equipment	30% and 33%
Packaging plates and artwork	20%
Automotive equipment	20% and 33%
Assets under capital leases
Assets acquired under capital leases and their related obligations are recorded at an amount equivalent to the present value of the minimum future lease payments discounted at the interest rate implicit in the agreement. Leased assets are amortized on the same basis as property, plant and equipment.
Other assets

Trademarks	Recorded at cost; amortized on a straight-line basis over period of 10 years or 15 years.

Technology license	Recorded at cost; amortized on a straight-line basis over 20 years
Goodwill and other intangible assets
The Company follows the recommendations of the CICA Handbook, Section 3062, “Goodwill and Other Intangible Assets”. An intangible asset with an indefinite life will not be amortized, but will be tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired.
The impairment test will consist of a comparison of the fair value of the intangible asset with its carrying amount. When the carrying amount of the intangible asset exceeds its fair value, an impairment loss will be recognized in an amount equal to the excess and charged to operations.

Consolidated Envirowaste Industries Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2005 and 2004	(Expressed in Canadian Dollars)
1. SIGNIFICANT ACCOUNTING POLICIES (cont’d.)
Impairment of long-term assets
The Company re-evaluates the recoverability of long-term assets, including property, plant and equipment and intangible assets based upon estimates using factors such as future asset utilization, business climate and future undiscounted cash flows expected to result from the use of the related assets or be realized on sale. The Company’s policy is to write down assets to their fair value in the period when it is determined that the carrying amount of the asset is not likely to be recovered.
Stock-based compensation
The Company accounts for stock-based compensation using the fair value method for all direct awards of stocks in accordance with the Canadian Institute of Chartered Accountants (“CICA”) Handbook, section 3870. “Stock-Based Compensation and Other Stock-Based Payments”. The fair value of the options granted are estimated at the date of grant using the Black-Scholes valuation model. Stock-based compensation is amortized into earnings over the vesting period of the related options. As the expense is incurred, an offset is created in contributed surplus in shareholders’ equity, which is converted into share capital when the related options are exercised. During the year, the Company granted no options [2004 — 60,000] and charged $10,315 [2004 — $4,675] to income.
Foreign currency translation
The Company treats the operations of Envirowaste International Inc. as a self-sustaining foreign operation using the current rate method of currency translation. Unrealized translation gains or losses are presented as a component of equity.
Revenue recognition
Revenues from the sale of bulk and packaged products are recognized when title and risk of loss transfers to the customer, which is generally upon shipment.
Revenues from tipping fees are recognized as services are performed and are billed pursuant to the contract terms. The Company also occasionally performs contracting services for customers under a cost plus billing arrangement. Revenues related to these services are recognized gross in net revenues, with the related costs recorded in cost of sales.

Consolidated Envirowaste Industries Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2005 and 2004	(Expressed in Canadian Dollars)
1. SIGNIFICANT ACCOUNTING POLICIES (cont’d.)
Income taxes
Income taxes are accounted for using the liability method pursuant to CICA section 3465, “Income Taxes”. Future taxes are recognized for the tax consequences of temporary differences by applying enacted or substantively enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. The effect on deferred taxes for a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment. In addition, Section 3465 requires the recognition of future tax benefits to the extent that realization of such benefits is more likely than not.
Earnings per share
Earnings per share are computed as recommended by CICA section 3500. Basic earnings per share is computed using the weighted average number of common shares outstanding during the year. Diluted earnings per share amounts are calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares. Under the standard, the treasury stock method is used to determine the dilutive effect of stock options and other dilutive instruments. The treasury stock method assumes that proceeds received from the exercise of stock options and warrants are used to repurchase common shares at the prevailing market rate.
Environmental and site remediation liability
The Company could be subject to liability for environmental matters resulting from the operation of its waste processing facilities. The Company accrues these costs in the period when responsibility is established and when such costs are probable and reasonably estimable based on current law and existing technology. Any substantial liability incurred by the Company arising from environmental damage could have a material adverse effect on the Company’s business, its financial condition and on its results of operations. The Company is not presently aware of any situations that would have a material adverse impact on the business, its results of operations or its financial condition. The Company allows for post closure and remediation costs for facilities at operating locations by deferring revenue in the current period in amounts sufficient to cover future anticipated costs based on management’s judgment and experience on remediating sites.
Comparative figures
Certain 2004 comparative amounts have been reclassified to conform with the financial statement presentation adopted for the current year.

Consolidated Envirowaste Industries Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2005 and 2004	(Expressed in Canadian Dollars)
2. INVENTORIES

	2005	2004
	$	$

Raw materials and supplies	716,208	618,784
Work-in-process	84,005	35,714
Finished goods	131,749	104,744

	931,962	759,242

3. PROPERTY, PLANT AND EQUIPMENT

	2005			2004
			Net	Net
		Accumulated	book	book
	Cost	amortization	value	value
	$	$	$	$

Property	4,270,608	—	4,270,608	2,378,050
Plant	2,857,632	1,031,016	1,826,616	1,965,790
Property improvements	1,576,443	727,325	849,118	940,971
Equipment	8,173,113	5,545,534	2,627,579	3,554,044
Office equipment	237,321	108,304	129,017	171,335
Leasehold improvements	—	—	—	10,691
Computer equipment	147,038	115,651	31,387	38,016
Packaging plates and artwork	347,011	317,415	29,596	34,707
Automotive equipment	892,933	578,193	314,740	416,105

	18,502,099	8,423,438	10,078,661	9,509,709

Consolidated Envirowaste Industries Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2005 and 2004	(Expressed in Canadian Dollars)
4. ASSETS UNDER CAPITAL LEASES

	2005			2004
			Net	Net
		Accumulated	book	book
	Cost	amortization	value	value
	$	$	$	$

Equipment	4,577,186	1,984,106	2,593,080	2,895,467
Automotive equipment	771,625	54,744	716,881	—
Office equipment	—	—	—	793

	5,348,811	2,038,850	3,309,961	2,896,260

5. OTHER ASSETS

	2005	2004
	$	$

Goodwill, net of accumulated amortization of $51,318 [2004 — $51,318]	21,995	21,995
Trademarks, net of accumulated amortization of $23,716 [2004 — $20,620]	7,244	10,340
Technology license, net of accumulated amortization of $779 [2004 — $701]	778	856

	30,017	33,191

Goodwill represents the excess of the purchase price paid over the underlying value of the assets at the time of acquisition.
6. DEMAND LOANS
At September 30, 2005, the Company’s subsidiary, The Answer Garden Products Ltd., had authorized credit facilities with the Royal Bank of Canada consisting of a revolving, demand operating loan of $500,000 bearing interest at the Royal Bank prime rate (“RBP” — September 30, 2005 — 4.5%; 2004 — 4.00%) plus 1.5% per annum, and a peak period revolving demand loan of $250,000 bearing interest at RBP plus 2% per annum. The lines of credit are collateralized by a first charge on all property, plant and equipment, assignment of inventories, a registered general assignment of book debts of related companies, and a postponement and assignment of claim provided by two of the Company’s directors [see note 9]. The loans are subject to certain financial covenants including a minimum debt service coverage ratio and a maximum ratio of debt to tangible net worth. The Company was in compliance with these covenants at September 30, 2005 and September 30, 2004.

Consolidated Envirowaste Industries Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2005 and 2004	(Expressed in Canadian Dollars)
6. DEMAND LOANS, SECURED (cont’d.)
At September 30, 2005, borrowings outstanding on the operating lines of credit were $380,000 [2004 — $430,000].
7. LONG-TERM DEBT

	2005	2004
	$	$

Notes bearing interest at rates ranging from 0% to 7.03% per annum and are repayable in up to 60 monthly installments of principal and interest through 2010, collateralized by the related equipment	1,877,964	2,685,985
Mortgage payable bearing interest at 5.95% per annum and repayable in 35 monthly installments of Cdn $29,344 (US $25,237) including interest	395,797	774,108
Promissory note payable bearing interest at the 30-day London Interbank Offered Rate (“LIBOR”) plus 3.5% repayable in full on March 31, 2006	697,650	378,405

	2,971,411	3,838,498
Less principal due within one year	(1,636,368)	(1,553,047)

Long-term portion	1,335,043	2,285,451

The mortgage and promissory note are collateralized by a first charge on the mortgaged property and a first security interest in all the assets of the Company’s subsidiary CRRI supported by guarantees of related companies. The mortgage and certain of the notes contain restrictive covenants, including, among others, a debt service coverage ratio and a debt to worth ratio. The Company was in compliance with or obtained a waiver for all of these covenants as of September 30, 2005 and 2004.
At September 30, 2005, the LIBOR rate was 3.8584% [2004 — 1.8401%].

Consolidated Envirowaste Industries Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2005 and 2004	(Expressed in Canadian Dollars)
7. LONG-TERM DEBT (cont’d.)
Principal obligations due within the next five years are as follows:

$

2006	1,636,368
2007	516,955
2008	440,275
2009	300,602
2010	77,211

2,971,411

The current portion, $1,636,368 (US $1,407,326), and the long term portion, $1,335,043 (US $1,148,177), of long-term debt are repayable in US Funds.
8. OBLIGATIONS UNDER CAPITAL LEASES
Capital lease obligations consist of leases on automotive and mobile equipment, repayable over varying terms from 36 to 60 months at interest rates ranging from 2.3% to 12.99% per annum. Future minimum lease payments are as follows:

$

2006	984,338
2007	862,399
2008	676,765
2009	575,734
2010 and thereafter	291,288

Minimum lease payments	3,390,524
Less amounts representing interest	412,074

Present value of obligations under capital leases	2,978,450
Less principal due within one year	(817,614)

2,160,836

The weighted average interest rates at September 30, 2005 and 2004 were 6.66% and 6.09%, respectively.
$774,708 (US $666,272) of the principal due within one year, and $2,075,833 (US $1,785,296) of the long-term portion of capital leases are repayable in US Funds.

Consolidated Envirowaste Industries Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2005 and 2004	(Expressed in Canadian Dollars)
9. LOANS PAYABLE

[a]	By loan agreements, and as amended, between the Company and one of its directors and officers, the Company has borrowed a total of $2,247,825 to meet the Company’s working capital requirements. The principal is repayable on demand and bears interest at the Royal Bank of Canada prime rate [September 30, 2005 — 4.50%; 2004 — 4.00%] plus 3.5% per annum, payable monthly. In addition to the collateral listed below, the Company provided the director with a guarantee and postponement of claim supported by a registered charge over the assets of its U.S. subsidiaries and agreed to repay note principal subject to certain conditions [see Commitments — note 13]. At September 30, 2005, $198,389 [2004 — $173,939] of the loan principal is to be repaid on or before February 28, 2006. On June 25, 2005, the Company paid $63,880 in principal and accrued interest to one of its directors and officers to fully retire his outstanding loans.

[b]	On April 1, 1999, the Company borrowed $300,000 from a shareholder of the Company to meet the Company’s short term working capital requirements. Under the terms of the loan agreement, the principal is repayable on demand and the loan will bear interest at the prime rate of the Royal Bank of Canada plus 3.5 per annum, payable monthly. The Company repaid $150,000 of the loan on October 22, 2002, and the remaining $150,000 balance in full on June 8, 2005.
The loans are collateralized by a charge on the assets of the Company, a guarantee by its subsidiary, The Answer Garden Products Ltd, supported by a charge on its assets, including a mortgage over its Abbotsford, BC property. The loans are subrogated to the Royal Bank of Canada debt [note 6]. While the terms of repayment for the remaining loans are on a demand basis, the lender will not call for repayment of the debt on or before September 30, 2006.
The loans are summarized as follows:

	2005	2004
	$	$

Loan (a)	2,247,825	2,348,673
Loan (b)	—	150,000

	2,247,825	2,498,673
Less: current portion due within one year	(198,389)	(173,939)

	2,049,436	2,324,734

Royal Bank prime rate weighted average	4.25%	4.08%

Consolidated Envirowaste Industries Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2005 and 2004	(Expressed in Canadian Dollars)
10. SHARE CAPITAL

[a]	Authorized: On March 29, 2005, the Company increased its authorized share capital from 50,000,000 common shares without par value to 100,000,000 shares without par value.

[b]	Issued and fully paid:

	2005		2004
	Number	Stated	Number	Stated
	of shares	capital	of shares	capital
	$	$	$	$

Balance, beginning of year	10,247,199	16,110,290	9,994,299	15,976,859
Issued during the year
Exercise of options for cash	117,500	31,725	152,900	58,431
For financing services	—	—	100,000	75,000

	10,364,699	16,142,015	10,247,199	16,110,290
Share issue expenses	—	(653,777)	—	(653,777)

Balance, end of year	10,364,699	15,488,238	10,247,199	15,456,513

[c]	The Company has directors’ and employees’ stock options outstanding as follows:

	Number	Exercise
	of shares	price per share
	$	$	Expiry date

Directors	402,500	0.60	March 14, 2007
Employees **	50,000	0.60	November 29, 2006
Employees	124,000	0.60	March 14, 2007
Employees *	60,000	0.44	July 7, 2009

	636,500

*	This option vested as to 20,000 shares on December 31, 2004, and will vest as to 20,000 shares each on December 31, 2005 and 2006 provided, in each case, that the employee is employed on the vesting date.

**	This option was extended one year following the employee’s cessation of employment with the Company on November 29, 2005.

Consolidated Envirowaste Industries Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2005 and 2004	(Expressed in Canadian Dollars)
10. SHARE CAPITAL (cont’d.)
A summary of the stock option activity for the current year is as follows:

		Weighted
		average
		exercise
		price
	Shares	$

Balance outstanding, October 1, 2003	885,900	0.51
Granted	60,000	0.44
Exercised	(152,900)	0.37
Cancelled	(21,500)	0.44

Balance outstanding, September 30, 2004	771,500	0.51
Exercised	(117,500)	0.27
Cancelled	(17,500)	0.42

Balance outstanding, at September 30, 2005	636,500	0.58

Options outstanding and exercisable at September 30, 2005 are as follows:

				Weighted	Weighted
				average	average
				exercise	exercise
Range of			Average	price on	price on
exercise			remaining	outstanding	exercisable
prices	Number	Number	contractual	options	option
$	outstanding	exercisable	life (years)	$	$

0.27 — 0.60	636,500	596,500	1.7	0.58	0.59

On March 4, 2003, the Company adopted a share option plan subject to the rules and policies of the TSX Venture Exchange. A maximum of 1,995,260 common shares of the Company are issuable under the plan.
The weighted average fair value of the options granted in 2004 were estimated at $0.36 each by using the Black-Scholes Option Pricing Model with the following weighted average assumptions: risk-free interest rate 4.00% dividend yield 0% volatility of 60% and expected life of five years.

Consolidated Envirowaste Industries Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2005 and 2004	(Expressed in Canadian Dollars)
10. SHARE CAPITAL (cont’d.)
The Company did not grant any stock options during the 2005 fiscal year. During the 2004 fiscal year, the Company granted 60,000 stock options, having a vesting period over the ensuing three years. The Company recognized $10,315 [2004 — $4,675] as compensation expense during the year.
11. RELATED PARTY TRANSACTIONS
Included in accounts payable and accrued liabilities at September 30, 2005 were amounts aggregating $708,153 [2004 — $627,065] payable to directors of the Company for accrued management remuneration, expense reimbursements and accrued loan interest. In addition to loans [see note 9], the Company had the following transactions with related parties:

	2005	2004
	$	$

Management remuneration	614,409	597,649
Interest and loan fees	193,129	255,105
Directors’ fees	6,000	—

	813,538	852,754

Management is of the opinion that the terms and conditions of the above noted transactions are consistent with standard business practice and are amounts which have been agreed upon by the transacting parties.

Consolidated Envirowaste Industries Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2005 and 2004	(Expressed in Canadian Dollars)
12. SEGMENTED INFORMATION

				Consolidated
	Canada	United States	Elimination	total
Year ended September 30, 2005	$	$	$	$

Revenue
Bulk	788,563	1,058,177	—	1,846,740
Packaged products	1,887,257	—	—	1,887,257
Tipping and processing fees	132,178	25,184,852	—	25,317,030
Inter-segment	718,364	74,095	(792,459)	—

	3,526,362	26,317,124	(792,459)	29,051,027

Expenses
Inter-segment	55,654	736,805	(792,459)	—
Amortization	197,360	1,963,869	—	2,161,229
Interest	235,643	320,883	—	556,526
Other	3,755,879	20,630,402	—	24,386,281

	4,244,536	23,651,959	(792,459)	27,104,036

Income (loss) before income taxes	(718,174)	2,665,165	—	1,946,991
Income taxes	—	1,042,619	—	1,042,619

Income (loss) from continuing operations	(718,174)	1,622,546	—	904,372
Gain from discontinued operations, net of tax	—	23,999	—	23,999

Net income (loss) for the year	(718,174)	1,646,545	—	928,371

			Consolidated
	Canada	United States	total
Year ended September 30, 2005	$	$	$

Assets
Property, plant and equipment and assets under capital leases	1,600,473	11,788,149	13,388,622
Other	919,852	5,998,088	6,917,940

	2,520,325	17,786,237	20,306,562

Property, plant and equipment and assets acquired under capital lease-current expenditures	120,256	3,708,708	3,828,964

Consolidated Envirowaste Industries Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2005 and 2004	(Expressed in Canadian Dollars)
12. SEGMENTED INFORMATION (cont’d.)

				Consolidated
	Canada	United States	Elimination	total
Year ended September 30, 2004	$	$	$	$

Revenue
Bulk	597,299	1,058,473	—	1,655,772
Packaged products	1,961,196	—	—	1,961,196
Tipping and processing fees	301,164	20,573,625	—	20,874,789
Inter-segment	971,419	548,727	(1,520,146)	—

	3,831,078	22,180,825	(1,520,146)	24,491,757

Expenses
Inter-segment	201,809	1,318,337	(1,520,146)	—
Amortization	215,732	2,331,085	—	2,546,817
Interest	297,069	265,791	—	562,860
Other	3,714,195	15,682,728	—	19,396,923

	4,428,805	19,597,941	(1,520,146)	22,506,600

Income (loss) before income taxes	(597,727)	2,627,853	—	2,030,126
Income taxes	—	1,020,096	—	1,020,096

Income (loss) from continuing operations	(597,727)	1,607,757	—	1,010,030
Loss from discontinued operations, net of tax	—	(181,338)	—	(181,338)

Net income (loss) for the year	(597,727)	1,426,419	—	828,692

			Consolidated
	Canada	United States	total
Year ended September 30, 2004	$	$	$

Assets
Property, plant and equipment and assets under capital leases	1,674,403	10,731,566	12,405,969
Other	852,535	7,384,124	8,236,659

	2,526,938	18,115,690	20,642,628

Property, plant and equipment and assets acquired under capital lease-current expenditures	59,218	4,252,211	4,311,429

Consolidated Envirowaste Industries Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2005 and 2004	(Expressed in Canadian Dollars)
13. COMMITMENTS
CRRI has entered into an employment agreement with a certain member of management for an indefinite period. This agreement provides for a total monthly salary of approximately Cdn $11,628 (US $10,000) and participation in a bonus pool based on pre-tax net profit, as defined. The salary base increases at the discretion of the Company.
The Company has entered into operating leases for certain machinery, equipment and office space. Rental expense under these leases was approximately Cdn $1,732,280 (including US $1,305,005) for the year ended September 30, 2005 [2004 — Cdn $1,743,035 (including US $1,177,265)]. Minimum future rental payments under these leases are as follows:

$

2006	1,942,975
2007	1,657,439
2008	961,720
2009	—
2010	—

4,562,134

Pursuant to an agreement with one of its directors [see note 9], the Company has committed to make principal repayments on his loan on or before February 28th of the year following, equivalent to 10% of its annual consolidated pre-tax profit, subject to certain restrictions.
14. CONTINGENT LIABILITIES
The Company has an irrevocable $10,000 letter of credit issued as a performance guarantee to one of its customers under the terms of a green waste processing contract.

Consolidated Envirowaste Industries Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2005 and 2004	(Expressed in Canadian Dollars)
15. INCOME TAXES
The provision for income taxes from continuing operations is comprised of the following:

	2005	2004
	$	$

Provision for income taxes-current	1,000,081	193,052
Future income tax expense	42,538	827,044

Income tax expense	1,042,619	1,020,096

At September 30, 2005, management is of the opinion that the “more likely than not” criteria have been met with respect to the U.S. operations and in accordance with generally accepted accounting principles, the Company has recognized the future income tax (“FIT”) benefits arising from loss carry-forwards of prior years and other timing differences. The future income tax recovery has resulted from the recognition of the FIT assets and liabilities in the current year.
With respect to the Canadian operations, management has claimed a valuation allowance equal to future income tax benefits arising from their loss carry forwards, reflecting the position that these tax assets, more likely than not, will not be realized.
The reconciliation of income taxes at the statutory rate to the income tax expense is as follows:

	2005	2004
	$	$

Income taxes at statutory rates	686,120	733,282
Difference in foreign tax rates	89,680	63,376
Non-deductible entertainment expenses	24,200	18,421
Non-deductible amortization	69,550	56,285
Other non-deductible expenses	9,161	13,282
Change in valuation allowance	163,908	135,450

Income tax expense	1,042,619	1,020,096

Consolidated Envirowaste Industries Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2005 and 2004	(Expressed in Canadian Dollars)
15. INCOME TAXES (cont’d.)
The tax effects of temporary timing differences and carry forwards that give rise to significant components of the future tax assets are as follows:

	2005	2004
	$	$

Future income tax assets
Current
Non-capital loss carry forwards	46,800	589,281
Operating and other timing differences	75,462	187,941

	122,262	777,222
Valuation allowance	(46,800)	(558,000)

	75,462	219,222

Long-term
Property, plant and equipment	1,778,821	991,361
Non-capital loss carry forward	335,000	482,000
Operating and other timing differences	27,790	—

	2,141,611	1,473,361
Valuation allowance	(2,134,751)	(1,473,361)

	6,860	—

Future income tax liabilities
Long-term
Property, plant and equipment	628,233	928,354
Operating and other timing differences	(61,160)	(230,449)

	567,073	697,905

At September 30, 2005, the Company had, for Canadian tax purposes, operating losses aggregating approximately $1,060,000 expiring at various times through 2015.

Consolidated Envirowaste Industries Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2005 and 2004	(Expressed in Canadian Dollars)
15. INCOME TAXES (cont’d.)
These losses are available to reduce taxable incomes earned by the Canadian operations of future years and expire as follows:

$

2006	130,000
2008	20,000
2010	70,000
2014	375,000
2015	465,000

1,060,000

For U.S. tax purposes, approximately US $63,400 in net operating losses are available to offset future revenues of the U.S. operations expiring at various times through 2021.
16. DISCONTINUED OPERATIONS
During 2005, the Company ceased operations of Greencycle in an effort to focus its efforts on its Florida operations, and as such, the results of its operations are presented as discontinued operations on a comparative basis.
The following summarizes the significant items removed from continuing operations on a comparative basis for the years ended September 30, 2005 and 2004.

	2005	2004
	$	$

Revenue	276,087	2,215,830
Equipment rentals and administrative costs charged by Florida	47,378	382,139
Greencycle’s share of allocated costs from parent	34,748	155,678
Other expenses	169,962	1,859,351

Income (loss) net of group income tax (expense) recoveries	23,999	(181,338)

Consolidated Envirowaste Industries Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2005 and 2004	(Expressed in Canadian Dollars)
17. FINANCIAL INSTRUMENTS
Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgment, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values.
The carrying value of cash, accounts receivable, prepaid expenses and deposits, bank indebtedness, demand loans, and accounts payable and accrued liabilities approximate their fair value because of the short-term nature of those instruments.
18. SUBSEQUENT EVENTS
The Company has entered into three capital lease financings to provide an upgrade to their inventory of equipment. The lease obligations totalling $1,770,000 (US $1,519,300) are repayable in sixty monthly installments of $35,400 (US $30,428) including interest calculated at rates ranging from 7.39% to 7.51% per annum.
As part of these transactions an existing lease in the amount of $412,000 (US $354,625) requiring monthly installments of $10,400 (US $8,909) has been repaid in full.

EXHIBIT C

Consolidated Envirowaste Industries Inc.
MANAGEMENT DISCUSSION AND ANALYSIS
Dated as of January 30, 2006
Fourth Quarter 2005, For the Year Ended September 30, 2005
Background
Consolidated Envirowaste Industries Inc. (the “Company”) is a leading processor of wood and other organic wastes in Western Canada and Florida. Directly and indirectly through its subsidiaries, the Company markets and supplies biomass boiler fuel for electric generation facilities, charcoal manufacturers, and pulp and paper mills in the US as well as bulk landscaping products in each of these regions, and packaged soil products to major Western Canadian retailers. The Company’s Canadian Operations are comprised of itself and a wholly-owned subsidiary, The Answer Garden Products Ltd. (“Answer”) both of Abbotsford, British Columbia and a division-Red River Soils (“Red River”) based in Winnipeg, Manitoba. The Company’s US Operations are controlled by a wholly-owned subsidiary, Envirowaste International Inc. (“EII”), which in turn controls two wholly-owned subsidiaries-Consolidated Resource Recovery Inc. (“CRR (Florida)”) based in Sarasota, Florida, and Consolidated Resource Recovery Inc. (“CRR (Georgia)”), based in Atlanta, Georgia (now inactive).
This Management Discussion and Analysis (“MD&A”) provides a review of Consolidated Envirowaste Industries Inc.’s financial performance for 2005 relative to 2004, the Company’s financial condition and future prospects. The MD&A should be read in conjunction with the Company’s annual audited Consolidated Financial Statements for the years ended September 30, 2005 and 2004 filed on SEDAR at www.sedar.com. These financial statements together with this MD&A are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and, unless otherwise noted, all financial references are in Canadian dollars.
Information on the Company’s outstanding shares and changes thereto during the years ended September 30, 2005 and 2004 are detailed in Note 10 of the Consolidated Financial Statements. There have been no changes in share structure as set out therein. Segment information for the Company’s two business units-Canadian and US Operations are contained in Note 12 of the financial statements. We have changed the presentation of direct selling expenses in the financial statements, the majority of which are discounts and allowances and transportation costs. Discounts and allowances are now shown as reductions of gross sales, transportation costs are included in cost of sales, and the remaining items are included in selling and administrative expenses. All comparative amounts have been restated accordingly. In accordance with Multilateral Instrument 52-109, the Chief Executive Officer and acting Chief Financial Officer have evaluated the effectiveness of the Company’s disclosure controls and procedures as at September 30, 2005 and have concluded that such disclosure controls and procedures were effective to provide reasonable assurance that material information relating to the Company and its subsidiaries is made known to them.
Forward Looking Statements
This report contains statements that are forward looking in nature. Such statements involve known and unknown risks and uncertainties that may cause the actual results of the Company to be materially different from those expressed or implied by those forward looking statements. Such risks include, among others: general economic and business conditions, weather factors, competition and product selling prices, raw material and operating costs, changes in foreign currency exchange rates and other factors referenced herein (see “Critical Accounting Estimates” below).
Review of Operating Results
Strong performance from the CRR (Florida) operation and the shutdown of the CRR (Georgia) operation (presented as discontinued operations) contributed to the Company’s improved results in 2005. Consolidated Envirowaste Industries Inc. recorded a 12% increase in net income to $928,371 or $0.09 per share ($0.09 per share diluted) for 2005, compared to $828,692 or $0.08 per share ($0.08 per share diluted) for 2004.
Strong private sector demand, storm generated revenue earlier in the year, and continued revenue growth in the Company’s Florida unit increased overall revenues for the year ended September 30, 2005 by 19% to $29.1 million from $24.5 million for fiscal 2004 in spite of the continued strengthening of the Canadian dollar. The revenue increase was offset by higher operating costs caused by rising fuel prices incorporated into manufacturing overheads and transportation costs in cost of sales. The loss of margin resulted in a slight decline in operating income from continuing operations before other income of $22,000 to $1,686,650 in 2005 compared to $1,708,687 for 2004. Lower gains on asset dispositions and higher income taxes for fiscal 2005 resulting from larger loss carry forwards available for use by our US segment in 2004 contributed to lower net income after income taxes from continuing operations of $904,372 or $0.09 per share ($0.09 per share diluted) compared to $1,010,030 or $0.10 per share ($0.10 per share diluted) for the year ended September 30, 2004.
The Company recorded net income after income taxes of $23,999 from its discontinued Georgia operations for the year ended September 30, 2005 (which ceased operations in mid 2005) compared to an after tax loss of $181,338 for fiscal 2004 and brings this matter to a close.
The Company continued to generate strong cash flows from operations after changes in working capital of $2.9 million (2004: $4.4 million) and reduced long-term portions of long-term debt and loans payable during 2005 by $1.2 million compared to an increase in long-term portions of debt and loans payable of approximately $141,000 in 2004. The Company spent approximately $2.9 million (2004: $4 million) net of proceeds on the acquisition of property, plant and equipment—primarily in its Florida operations—and in doing so, increased both the current and long-term portions of obligations under capital leases as a preferred method of financing over last year’s levels. Higher annual net income and debt reduction continued to improve the Company’s balance sheet.
Selected Annual Financial Information

	2005	2004	2003
Total Revenues	$29,051,027	$24,491,757	$21,474,384
Net income from continuing operations	$904,372	$1,010,030	$530,898
Earnings per share-basic	$0.09	$0.10	$0.05
Earnings per share-diluted	$0.09	$0.10	$0.05

Net income for the year	$928,371	$828,692	$341,731
Earnings per share-basic	$0.09	$0.08	$0.03
Earnings per share-diluted	$0.09	$0.08	$0.03

Weighted average number of common shares outstanding-basic	10,335,083	10,176,801	9,987,789
Weighted average number of common shares outstanding-diluted	10,481,715	10,213,676	10,114,529

Total assets	$20,306,562	$20,642,628	$16,871,494
Total long-term liabilities		$7,269,824	$6,212,584

Dividends declared per share	$0.00	$0.00	$0.00
Comparison with 2004
The 11.5% increase in bulk revenue is attributable to improved demand in our Abbotsford unit, and, while the 2005 bulk revenues in our US segment appear to be flat when compared to 2004, currency translation offsets an 8% increase in revenue in terms of US funds. Revenue from packaged products were slightly lower (3.8%) for the year ended September 30, 2005 compared to 2004, reflecting weaker demand in the Canadian Prairies caused by inclement weather during the Spring and Summer growing season as the Canadian operations continued to operate at core levels. The 21% increase in tipping and processing revenues is derived from the Company’s CRRI (Florida) unit which participated in storm debris cleanup early in the year and saw continuing growth in its private sector business on top of solid improvements in the longer term municipal contract work performed during the year. This solid growth was overshadowed by a lower currency translation difference of approximately $2 million dollars as the Canadian dollar continued to appreciate against its US counterpart during the year. The average exchange rate for the year ended September 30, 2005 was approximately 1.22 compared to approximately 1.32 for 2004. The effect of the exchange rate translation difference reduced net income after discontinued operations and income taxes by $0.01 per share ($0.01 per share diluted). Management estimates that for every $.04 gain by the Canadian versus the US dollar, revenues at current levels are reduced by $1.25 million and net, after-tax earnings per share at current levels are reduced by $0.01 per share.
Cost of sales increased nearly 26% driven by higher fuel prices, particularly in the latter half of the year. This increased manufacturing overhead by approximately 35% as well as transportation costs by 41% over 2004 levels and could not be passed on to customers. Selling and administrative expenses were in line with the higher business volume and interest expense on long-

term debt was reduced by the pay down of higher cost debt early in fiscal 2005 and the reduction in overall debt levels throughout the year.
Summary of Quarterly Results

	2005				2004
	Quarters				Quarters
	4th	3rd	2nd	1st	4th	3rd	2nd	1st
Total revenues	$6,773,946	$8,447,623	$6,655,879	$7,173,579	$6,826,568	$7,326,234	$5,463,565	$4,875,390
Income (loss) before discontinued operations	$17,117	$380,191	($13,538)	$520,602	$361,326	$648,346	$32,324	($31,966)
Earnings per share-basic	$0.00	$0.04	$0.00	$0.04	$0.04	$0.06	$0.00	$0.00
Earnings per share-diluted	$0.00	$0.04	$0.00	$0.04	$0.04	$0.06	$0.00	$0.00
Net income	$12,405	$379,677	$660	$535,629	$249,379	$497,725	$91,975	($10,387)
Earnings per share-basic	$0.00	$0.04	$0.00	$0.05	$0.02	$0.05	$0.01	$0.00
Earnings per share-diluted	$0.00	$0.04	$0.00	$0.05	$0.02	$0.05	$0.01	$0.00
Weighted average number of common shares outstanding-basic	10,364,699	10,364,699	10,250,801	10,247,199	10,247,199	10,247,199	10,197,748	10,016,044
Weighted average number of common shares outstanding-diluted	10,511,331	10,484,116	10,331,629	10,247,199	10,284,074	10,258,535	10,209,084	10,057,702
Historically, quarterly performance has generally reflected the seasonal patterns of our business. Our business tends to generate more revenues in the 2nd and 3rd quarters during the Spring/Summer growing seasons. Our Canadian operations generate over 80% of their revenue during these two quarters. Both the US and Canadian segments experience lower production efficiency during cold or wet weather conditions. The Company has peak demands on working capital during late fall and winter months and maintains a core of operations to meet the high demand periods. Over the previous two years, Company results have reflected increasingly volatile weather patterns—from summer drought on the Canadian West Coast last year, lengthy periods of rain this summer in the Canadian Prairie regions, to an increasing number and severity of storms in the Southeastern United States during the late fall which carry through into the winter months. Storm related revenue in both the 1st and 4th quarters of 2005 have served to smooth out these historical revenue patterns.
Fourth Quarter Results
The Company recorded net income after income taxes from continuing operations of $17,117, or $0.00 per share ($0.00 per share diluted) for the fourth quarter of 2005, compared to $361,326 or $0.04 per share ($0.04 per share diluted) to the same quarter of 2004. Net income for the three months ended September 30, 2005 was $12,405 or $0.00 per share ($0.00 per share diluted) compared to net income of $249,379 or $0.02 per share ($0.02 per share diluted) for the last quarter of fiscal 2004.

Revenue for the quarter, at $6,773,946, was down approximately 1% from $6,826,568 reported in the fourth quarter of 2004. The majority of these revenues in both periods were derived from the CRRI (Florida) operation. A negative translation difference of approximately $569,000 masked an 8% gain in comparative quarterly revenues in terms of US dollars. While storm and site related revenues were down, reflecting the closer proximity of last year’s storms to their regular operating sites, revenues generated from private sector processing were 244% ahead of revenues generated in the fourth quarter of 2004. Fuel costs, which started rising earlier in the year, were 71% higher for the quarter than those recorded in the fourth quarter of 2004. Our expanded fleet of transportation equipment mitigated greater increases in costs to dispose of processed materials, which were 47% higher than the same quarter in 2004. These costs could not be passed on to customers, and accordingly, lowered operating margins. The Canadian segment posted a modest 2% increase in 4th quarter revenues from last year as it remained at core operating levels.
The Company generated $435,000 (2004: $1,930,000) in cash flows before changes in working capital items during the fourth quarter. After changes in working capital it generated $586,000 in cash flows compared to $2,178,000 in the fourth quarter of 2004. The majority of the differences between the two quarters, aside from lower earnings, were changes in future income taxes, storm related increases in receivables, payables, and deferred revenue in the fourth quarter of 2004, and increases in inventory levels in the 4th quarter of 2005. The majority of capital expenditures in the quarter consisted of CRR (Florida)’s purchase of a new piece of equipment financed by a capital lease.
Cash Flow, Liquidity and Capital Resources
The Company generated approximately $2.6 million in cash flows before changes in working capital for the year ended September 30, 2005. This compared to $3.8 million generated from operations before changes in working capital for the 2004 fiscal year. The changes in future income taxes (tax benefits or liabilities arising from temporary differences between financial statement carrying amounts and the tax basis of assets and liabilities) account for a significant proportion of this difference between the two years, as the US segment utilized tax loss carry forwards and had greater accelerated depreciation for tax purposes from equipment purchases in 2004. After changes in working capital items, the Company generated approximately $2.9 million in cash flows for the year compared to $4.4 million in 2004. The largest changes in working capital amounts arose from higher storm related receivables, payables and deferred revenue balances in 2004 compared to 2005. The Company continued to reduce long-term debt, paying out higher rate equipment notes earlier in the year and increased the long-term portion of obligations under capital leases by $199,000 over amounts outstanding at September 30, 2004. CRR (Florida) repaid its US$300,000 (Cdn$378,000) term loan used to purchase an operating site in 2004 earlier than required during 2005. The Company repaid the remaining $150,000 loan balance to a shareholder, and also repaid $63,880 in principal and accrued interest to one of its directors and officers to fully retire his outstanding loans during the year. The Company made principal repayments of approximately $174,000 to another of its officers and directors during the first half of fiscal 2005 in keeping with its commitment to him (see Notes 9 and 13). The Company received $31,725 (2004: $58,431) from the exercise of options to purchase 117,500 (2004: 152,900) shares during the year. The most significant item in property, plant and equipment acquisitions made during the year was the 200 acre parcel of land purchased by CRR (Florida) for approximately US$1.5 million (Cdn$1.9 million) financed by a new US$600,000 (Cdn$735,000) line of credit repayable on or before March 31, 2006 and internal funds. The property is in close proximity to Florida’s existing operations and will be used for future strategic business purposes. The Florida unit also purchased transportation and other equipment utilizing a combination of internal funds, collateralized notes and capital leases. Capital expenditures in the Canadian segment were approximately 120,000 financed by internal funds and capital leases. The Company’s US segment utilized approximately $1 million in cash resources for income tax payments compared to $315,000 in 2004.
Working capital at September 30, 2005 was 1.14:1 compared to 1.37:1 at September 30, 2004 reflecting the Company’s use of internally generated funds for the Florida land acquisition, other capital expenditures and income tax payments. Debt to equity at September 30, 2005 was 1.49:1 compared to 1.79:1 at September 30, 2004 as the Company continues to exhibit stable earnings patterns and manage debt levels which have been assisted by favourable currency translation rates during the past two years. The Company expects to fund its ongoing operations through cash generated from operations and existing bank facilities and fund significant capital expenditures through commercial lending sources. At September 30, 2005 the Company had available $120,000 (2004: $70,000) on its regular revolving demand loan and the full $250,000 of its peak period revolving demand loan available during the period from December 1st to June 30th each year. The line of credit used to purchase the Florida land parcel was fully drawn at September 30, 2005 and revalued at the month-end exchange rate to $697,650. The Company was in compliance with lending covenant requirements at September 30, 2005.
Off-Balance Sheet Arrangements
The Company has an irrevocable $10,000 letter of credit issued as a performance guarantee to one of its customers under the terms of a green waste processing contract. The Company has no other such arrangements, present or contemplated.
Transactions with Related Parties
As detailed in Notes 9 and 11 of the financial statements, the Company had loans outstanding from two of its directors and officers during the year as well as contractual employment amounts payable to two of the Company’s officers and directors for accrued remuneration, accrued interest, and expense reimbursements consistent with standard business practice.
Financial and Other Instruments
The majority of the Company’s financial instruments (cash, accounts receivable, bank indebtedness, accounts payable and accrued liabilities, long-term debt, obligations under capital leases and loans payable) are denominated in US funds, and are subject to exchange rate fluctuation risk upon financial statement translation. Adverse fluctuations in the Canadian and US exchange rates could affect a debt to worth covenant contained in the Company’s Canadian loan facilities agreement. Management is of the opinion that, in the near term, Canadian and US exchange rates will be relatively stable and the Company does not face any undue risk from its financial instruments. The Company does not participate in any hedging or forward contract programs.

Critical Accounting Estimates
Valuation of Accounts Receivable. The Company regularly reviews the collectibility of its accounts receivable and records an allowance for doubtful accounts based on its best estimate of any potentially uncollectible accounts. Consideration is given to current economic conditions and specific customer circumstances to determine the amount of any bad debt expenses to be recorded. Declines in the economy could result in collectibility concerns. Accounts receivable balances for individual customers could potentially be material at any given time.
Valuation of Inventories. Inventories of raw materials are valued at the lower of cost and market value on a first-in first-out basis. Inventories of work-in-process are valued at the lower of weighted average cost and market value. Market value is determined by reference to the average net sales by specific product in the periods immediately prior to the reporting date. Instances where market value is lower than cost or standard cost result in a charge to operating earnings in the period. Downward movements in raw material prices and net sales or loss of a customer for whom specific products are manufactured could result in a material write-down of inventory at any given time.
Recoverability of Property, Plant and Equipment. The Company’s assessment of recoverability of property, plant and equipment is made with reference to projections of future cash flows to be generated by its operations. These projections necessitate the estimation of sales and production volumes, future raw material pricing, operating costs, foreign currency exchange rates and other factors. There is a high degree of uncertainty in such estimations, and, as such, any significant change in assumptions could result in a conclusion that the carrying value of these assets could not be recovered, which could necessitate a material charge against operating earnings.
Environmental and Site Remediation Obligations. The Company allows for post closure and remediation costs for facilities at operating locations by deferring revenue in the current period in amounts sufficient to cover future anticipated costs based on management’s judgement and experience in remediating sites. The Company also operates under environmental permit guidelines established for its Abbotsford, British Columbia location. The Company accrues costs for liability related to environmental matters in the period when responsibility is established and when such costs are reasonably estimable based on current law and existing technology. Operating site post closure and remediation costs involve estimates of volumes on hand and costs to complete processing, and, if required, transport and dispose of residuals from sites. On year end reporting dates, the Company engages independent Professional Engineers to estimate processing volumes on hand. Estimates of costs can be materially affected by fuel, labour and equipment costs necessary to complete processing of the materials, unfavourable weather conditions, transportation costs, and the proximity, availability and cost of disposal sites. Changes to legislative requirements and standards or failure to operate within environmental permit guidelines could result in substantial financial penalties and/or site closure. Inaccurate volume estimates, material changes in post closure and remediation costs, financial penalties or site closure could result in a material charge against operating earnings.
Income Taxes. The Company’s provision for income taxes, both current and future, is based on various judgments, assumptions and estimates including the tax treatment of transactions recorded in the Company’s consolidated financial statements. Consolidated Envirowaste Industries Inc. records provisions for federal, provincial and foreign taxes based on the respective tax rules and regulations in the jurisdictions in which the Company operates. Due to the number of variables associated with the judgments, assumptions and estimates, and differing tax rules and regulations across the multiple jurisdictions, the reliability of the resulting estimates are subject to uncertainties and may change as additional information becomes known. Income tax assets and liabilities, both current and future, are measured according to the income tax legislation that is expected to apply when the asset is realized or the liability settled. Future income tax assets and liabilities are comprised of temporary differences between the carrying amount and tax basis of assets and liabilities as well as tax loss carry forwards. Assumptions underlying the composition of tax assets and liabilities include estimates of future results of operations and the timing of the reversal of temporary differences as well as the tax rates and laws in the applicable jurisdictions at the time of the reversal. The composition of income tax assets and liabilities is reasonably likely to change from period to period due to the uncertainties surrounding these assumptions.
Outlook
The Company will continue to operate in an economic environment which includes high fuel prices and resulting inflationary pressure on operating costs, as well as a Canadian dollar that is maintaining strength against its US counterpart in the near term. The Company intends to negotiate more favourable pricing for its products and services where possible to preserve margins during the coming year.
The Company’s Florida unit will benefit from storm related activities in much the same manner as it did in the first quarter of 2005, although the proximity of debris cleanup operations will not be as near to its operating base as it was last year. The Florida unit expects to continue to gain market share in Florida’s current robust private sector. 2006 will be free of the windup and losses resulting from the closure of the Georgia unit allowing the US unit to completely focus on the more substantial Florida operation. During the first quarter of 2006, CRR (Florida) has entered into three new five year capital lease financings to upgrade its equipment fleet totaling approximately US$1.5 million (Cdn$1.7 million), and, as part of these transactions, repaid an existing US$355,000 (Cdn$412,000) capital lease obligation.
The Company concluded an agreement in the first quarter of 2006 with one of its customers for a long-term supply agreement through its Red River unit which will begin to rebuild sales volume and utilize more capacity in its Canadian operations.
Weather patterns and competitive pressures will also be important factors in operating levels and results in 2006. The Company intends to continue to optimize operations and identify and realize on new growth opportunities.

“per James E. Darby”	“per Douglas R. Halward”

James E. Darby	Douglas R. Halward
Chairman and Chief Executive Officer	President